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                             January 7, 2022

       Justin Gonzalez
       Chief Executive Officer
       Boon Industries, Inc.
       110 Spring Hill Road #16
       Grass Valley, CA 95945

                                                        Re: Boon Industries,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 13,
2021
                                                            File No. 000-56325

       Dear Mr. Gonzalez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed December 13, 2021

       Agriculture Vertical, page 5

   1. Please expand your disclosure regarding your distribution agreement with C Group to include the duration of
the agreement and the termination provisions.
       Competition, page 7

   2. Please expand your disclosure to connect how a greater parts per million concentration and greater dilution
support your claims that your product is "unique," "non-toxic" and
                                                        "eco-friendly."
       Executive Compensation, page 16

   3. Please update to provide executive compensation disclosure for the fiscal year ended
 Justin Gonzalez
FirstName  LastNameJustin Gonzalez
Boon Industries, Inc.
Comapany
January    NameBoon Industries, Inc.
        7, 2022
January
Page  2 7, 2022 Page 2
FirstName LastName
         December 31, 2021. See Item 402(m) of Regulation S-K.
Recent Sales of Unregistered Securities, page 23

4. For the convertible promissory notes issued subsequent to September 30, 2021, please disclose the conversion rate of those notes.
Interim Financial Statements
Statement of Cash Flows, page F-4

5. Please separately present the amortization of capitalized license fees, consistent with the presentation on page F-27.
Note 7 - Preferred Stock, page F-20

6. We note you valued the 300,000 shares of Series A Preferred Stock issued on April 15,
         2021 at $3,000,000. Please disclose the methodology for valuing this transaction at
         $3,000,000, as well as the significant assumptions underlying this valuation.
Audited Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies, page F-29

7. We note that on March 02, 2020, the Board of Directors determined in the best interest of
         Boon Industries, Inc. to no longer own its subsidiary Leaf of Faith Beverage Merger Sub,
         Inc. and that the Board executed resolutions to this effect. Please disclose with more detail the transaction that resulted in the disposition of the Leaf of Faith Beverage Merger
         Sub, Inc. on the same date as its acquisition and the related accounting for this transaction.
8. In response to prior comment 13 you set forth that you made substantial changes to your accounting for these transactions. Please provide the disclosures required by ASC
         250-10-50-7 through 50-9 related to the correction of an error, and label your financial statements as restated, as appropriate. In addition, provide the correction of an error disclosures related to the recording of your derivative liability in response to prior comment 18. Lastly, please revise the cash flows from investing activities in the interim financial statements, consistent with your response to prior comment
13.
9. Please expand your disclosure to discuss the organizational and business history of Matrix of Life Tech Trust, your predecessor entity.
Revenue Recognition, page F-34

10. We have reviewed your revised disclosure in response to prior comment 15 and have the following comment. Please expand your revenue recognition policy to address with more specificity how you recognize revenue for your products and services. That is, revise to address with detail the application of ASC 606 to the specific facts and circumstances for each of your revenue streams.
 Justin Gonzalez
Boon Industries, Inc.
January 7, 2022
Page 3
Note 4 - Convertible Note Payable, page F-37

11. We note your revised disclosure in response to prior comment 19. Please disclose if the notes under default are recorded at the 150% default amount.
Note 10 - Commitments and Contingencies, page F-42

12.    We have reviewed your revised disclosure in response to prior comment
21. Please
       disclose (i) whether the amount assigned to your May 13, 2020 transaction is based on the fair value of the consideration given or the fair value of the assets acquired, (ii) the methodology used to determine the value, and (iii) the significant assumptions underlying the value. Refer to ASC 805-50-30-2 regarding (i).
Note 11 - Subsequent Events, page F-58

13. We note your response to our prior comment 11. Please revise your descriptions of the
       Daren Correll contractor agreement, the Eaucentrix Exclusive License Agreement, and the
       Integrity Media Agreement to include the termination provisions for each agreement.
       Please also explain your basis for why the Integrity Media Agreement is not a material contract under Item 601(b)(10) of Regulation S-K.
14. We also note that you removed your statement that "In addition, the Company will pay
       Eaucentrix a royalty of 5% of commercial sales that contain the Proprietary Formula, which includes the processes, methods, compositions, tools, and equipment useful for formulating, processing and producing a chlorine dioxide product." Please replace that statement in the disclosure, as royalty rates are material to investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameJustin Gonzalez
                                                           Division of
Corporation Finance
Comapany NameBoon Industries, Inc.
                                                           Office of Life
Sciences
January 7, 2022 Page 3
cc:       Zev M. Bomrind, Esq.
FirstName LastName